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                                February 28, 2022

       Vincent Or
       Executive Director and Chief Financial Officer Nominee
       Junee Ltd
       Studio 20, 11 F, International Plaza, 20 Sheung Yuet Road
       Kowloon Bay, Kowloon, Hong Kong

                                                        Re: Junee Ltd
                                                            Amendment No. 1 to
Draft Registration Statement on Form F-1
                                                            Submitted January
26, 2022
                                                            CIK No. 0001897087

       Dear Mr. Or:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form F-1 filed January 26, 2022

       Cover Page

   1.                                                   Please disclose
prominently on the prospectus cover page that you are not a Chinese operating company but a
BVI holding company with operations conducted by your
                                                        subsidiary based in
Hong Kong and that this structure involves unique risks to investors.
                                                        Your disclosure should
acknowledge that Chinese regulatory authorities could disallow this structure, which
would likely result in a material change in your operations and/or a material change in the
value of the securities you are registering for sale, including that it could cause the value
of such securities to significantly decline or become worthless.
                                                        Provide a
cross-reference to your detailed discussion of risks facing the company and the offering as a result of
this structure.
 Vincent Or
Junee Ltd
February 28, 2022
Page 2
2. We note your disclosure in the ninth and tenth paragraphs on the prospectus cover page in response to comment 2. Please revise the cover page to disclose that there are legal and operational risks associated with being based in or having the majority of the company's operations in Hong Kong and to disclose these legal and operational risks. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities your are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
         Your disclosure should specifically address how recent statements and regulatory actions by China's government, such as those related to data security or anti-monopoly concerns, have or may impact the company's ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. In addition, expand the discussion on the prospectus cover page regarding the PCAOB to include whether and how the Holding Foreign Companies Accountable Act and related regulations will affect your company.
3.       Clearly disclose how you will refer to the holding company and subsidiary when
         providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. We note in the first paragraph on the prospectus cover page that you define "Junee Limited" as "we" or "us;" however, the second bullet on page ii defines
         ""Company," "we," "us," or "our" in this prospectus"" to refer to "Junee Limited...and its
         subsidiary, OPS HK..." Refrain from using terms such as    we    or
our    when describing
         activities or functions of the Hong Kong subsidiary. For example, disclose, if true, that your subsidiary conducts operations in Hong Kong and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest.
4. We note your disclosure in response to comment 18 that "[y]our largest shareholder will beneficially own approximately 65% of the aggregate voting power of our issued and outstanding Ordinary Shares as a group." Please revise here and in your risk factor section, to discuss the shareholder ability to control the outcome of any vote requiring the approval of a majority of stockholders.
Prospectus Summary, page 1

5. We note your disclosure in response to comment 3. Revise the second to last bullet point on page 5 to clarify that trading in your securities may be prohibited under the Holding
FirstName LastNameVincent Or
       Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or
Comapany    NameJunee
       investigate      Ltd your auditor, and that as a result an exchange may
determine to
                   completely
       delist
February  28, your
              2022securities.
                   Page 2
FirstName LastName
 Vincent Or
FirstName
Junee Ltd LastNameVincent Or
Comapany28,
February   NameJunee
            2022     Ltd
February
Page 3 28, 2022 Page 3
FirstName LastName
Summary of Risk Factors, page 2

6. We note your disclosure in response to comment 4 and reissue the comment. Revise your summary of risk factors to specifically describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in
         China and Hong Kong, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China and Hong Kong can change quickly with little advance notice; the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in Hong Kong-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale.
         Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in Hong Kong-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
Corporate History and Holding Company Structure, page 7

7. We note your disclosure in response to comment 9. Revise here to also include a discussion of the entities included in your organizational chart, including a brief description of the nature of their business operations, if material. Transfers of Cash to and from Our Subsidiary, page 8

8. We note your disclosure in response to comment 5. Expand your discussion of how cash is transferred throughout the organization to describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
         Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S. investors. In this regard, we note your current disclosure on the prospectus cover page. Recent Regulatory Developments in the PRC, page 9

9. We note your disclosure in response to comment 6. Expand your discussion to disclose each permission or approval that you or your subsidiaries are required to obtain from
         Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace
         Administration of China (CAC) or any other governmental agency that is required to approve your operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied.
         Please also describe the consequences to you and your investors if you or your subsidiaries: (i) do not receive or maintain such permissions or approvals, (ii)
 Vincent Or
Junee Ltd
February 28, 2022
Page 4
         inadvertently conclude that such permissions or approvals are not required, or (iii)
         applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
There remain some uncertainties as to whether we will be required to obtain approval..., page 20

10. We note your statement on page 21 that "We do not currently expect the Revised Draft to have an impact on our business, operations or the Offering..." In light of recent events indicating greater oversight by the Cyberspace Administration of China
(CAC) over data
         security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date. In doing so, please address the applicability of new regulations that went effect on February 15 that will require internet platform operators holding data of more than 1 million users to undergo a network security review.
       You may contact Suying Li at 202-551-3335 or Angela Lumley at 202-551-3398 if you
have questions regarding comments on the financial statements and related matters. Please contact Stacey Peikin at 202-551-6223 or Jennifer L pez Molina at 202-551-3792 with any other questions.



FirstName LastNameVincent Or                                   Sincerely,
Comapany NameJunee Ltd
                                                               Division of
Corporation Finance
February 28, 2022 Page 4                                       Office of Trade
& Services
FirstName LastName